UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 12b-25
NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-12897
CUSIP NUMBER 74406A 10 2

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Providian Financial Corporation
Full Name of Registrant

Former Name if Applicable

201 Mission Street
Address of Principal Executive Office (Street and Number)

San Francisco, CA 94105
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Providian Financial Corporation (the “Company”) will be unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 by the due date prescribed for such filing, March 16, 2005, because it will not have completed the restatement of its financial statements to be included in the Form 10-K.

In connection with the preparation of its financial statements for the year ended December 31, 2004, the Company determined that certain errors existed in the prior period financial statements with respect to accounting for securitizations, specifically the interest-only strips.  These conclusions particularly concerned the discounted cash flow model used by the Company to estimate the value of interest-only strips, including the method used to estimate the level of principal collections expected to occur when forecasting the repayment of the securitized receivables in the Company’s securitization trust.

The Company determined that the preferable method of estimating the level of principal collections involves applying an estimated payment rate to the initial receivables balance sold in order to derive the dollar amount by which the sold receivables balance is estimated to be reduced in future periods.  This corresponds to the contractual rights the securityholders have to a fixed percentage of principal collections during the period in which principal collections must be applied to repay the investor securities.  As of December 31, 2001, the Company was using this preferable methodology in that it was applying an estimated payment rate to the initial receivables balance for purposes of estimating future reductions in the sold receivables balance.  However, the payment rate assumption the Company applied was based on experience that included not only principal collections but also collections of finance charges and fees.

In January 2002, the Company changed the fair value calculation of the interest-only strips to a method that applies an estimated payment rate to the declining sold receivables balance, thereby partially incorporating the effect of the trust revolving periods into the principal collection estimate.  This change had the effect of lengthening the period of time the sold receivables are estimated to be outstanding in comparison to the preferable method applied in December 2001.

The Company concluded that under Accounting Principles Board Opinion No. 20, “Accounting Changes,” the Company’s implementation of the change in its modeling methodology in January 2002 was incorrect, because it constituted a change to a less preferable method of accounting.  The change in accounting principle would have required certain actions to be taken, including obtaining a preferability letter from the Company’s independent accountants and disclosure of the change.  Since these actions were not taken in 2002, the Company’s January 2002 accounting change is being treated as an error that needs to be corrected by restating previously issued financial statements.

The Company has also determined that certain other assumptions used in 2000 and 2001 should be treated as errors.  These include:  (i) the incorporation of certain spread account funding provisions for the first time in January 2002 cash flow projections, rather than in December 2001 when such spread account funding provisions were triggered; (ii) the use of certain averaging conventions, which the Company eliminated in December 2001, in cash-flow forecasting in 2000 and 2001; and (iii) the use of total payment assumptions for purposes of forecasting customer loan repayments rather than principal-only payment assumptions, which the Company adopted in December 2002.

The Company submitted to the Commission a Form 8-K dated February 28, 2005, as amended on March 4, 2005, as to non-reliance on its previously issued financial statements.

The restatement of the financial statements to be included in the Form 10-K to reflect the corrections resulting from the accounting review described above is subject to the completion of management’s review and the completion of audit procedures by the Company’s independent accountants.  The Company has been working diligently with its independent accountants to complete the necessary review and procedures, but the completion of such work will require additional time and, under the circumstances, the Company cannot complete the restatement of its financial statements and the delivery of its Annual Report on Form 10-K by the March 16, 2005 due date without unreasonable effort or expense.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Ellen Richey	(415)	543-0404
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously announced, the Company is in the process of restating its prior period financial statements to correct certain errors relating to accounting for securitizations.  The Company currently estimates that its Annual Report on Form 10-K for the year ended December 31, 2004, when filed, will report net income of $381.2 million for the year ended December 31, 2004, compared to restated net income of $219.4 million for the year ended December 31, 2003.  These estimated results, which were previously announced by the Company, reflect the impact on net income of the corrections resulting from the accounting review described above.  Because the restatement and finalization of the Company’s audited financial statements is subject to management’s review and the completion of audit procedures by the Company’s independent accountants, further adjustments may result from this process and the Company can give no assurances that these estimated results will not change.

The following factors had a positive impact on the Company’s net income for the year ended December 31, 2004:

•      a decrease in non-interest expense in 2004, primarily due to lower personnel and related infrastructure costs associated with workforce reductions and lower collection costs resulting from higher-quality account originations and changes in credit risk management operations strategies;

•      a decrease in the provision for credit losses in 2004, reflecting improvements in net credit loss trends resulting from higher-quality account originations, improvements in the U.S. economy, and changes in our portfolio management and collections strategies and processes; and

•      an increase in net interest income in 2004, primarily due to a decrease in interest expense resulting from lower average deposit levels and lower costs incurred to fund deposits, partially offset by a decrease in interest income on loans, which was primarily driven by a decrease in the yield on outstanding loans resulting from the Company’s strategy of generating growth in higher credit quality loans receivable.

The positive impact on 2004 net income from the abovementioned factors was offset in part by a decrease in non-interest income in 2004, due to a decrease in credit product fee income resulting primarily from the transition to higher-quality account originations, and a decrease in non-interest income—other resulting primarily from losses associated with the sale of investment securities in 2004 and the inclusion in 2003 of income from operations that were subsequently sold.  The decreases in credit product fee income and non-interest income—other were partially offset by an increase in servicing and securitization income which was primarily due to increases in the fair value recognized for the Company’s retained interests in securitizations.

Certain statements contained herein are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are subject to the “safe harbor” created by those sections.  Forward-looking statements include, without limitation: expressions of “belief,” “anticipation,” or “expectations” of management; statements as to industry trends or future results of operations of the Company and its subsidiaries; and other statements that are not historical fact.  Forward-looking statements are based on certain assumptions by management and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.  These risks and uncertainties include, but are not limited to, competitive pressures; factors that affect liquidity, delinquency rates, credit loss rates, and charge-off rates; general economic conditions; consumer loan portfolio growth; changes in the cost and/or availability of funding due to changes in the deposit, credit, or securitization markets; changes in the way the Company is perceived in such markets and/or conditions relating to existing or future financing commitments; the effect of government policy and regulation, whether of general applicability or specific to the Company, including restrictions and/or limitations relating to the Company’s minimum capital requirements, deposit taking abilities, reserving methodologies, dividend policies and payments, growth, and/or underwriting criteria; year-end adjustments; changes in accounting rules, policies or assumptions or in the interpretation or application of such rules, policies or assumptions; changes to or the restatement of prior period financial statements or results as the result of accounting errors or other circumstances; the success of product development efforts; legal and regulatory proceedings, including the impact of ongoing litigation; interest rates; one-time charges; extraordinary items; the ability to recruit or replace key personnel; and the impact of existing, modified, or new strategic initiatives.  These and other risks and uncertainties are described in detail in the Company’s Annual Report on Form 10-K and Annual Report to Stockholders for the fiscal year ended December 31, 2003 under the headings “Cautionary Statement Regarding Forward-Looking Information” and “Risk Factors.”  Readers are cautioned not to place undue reliance on any forward-looking statement, which speaks only as of the date thereof.  The Company undertakes no obligation to update any forward-looking statements.

Providian Financial Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2005	By	/s/ Anthony F. Vuoto
Anthony F. Vuoto Vice Chairman and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).